Jeffrey D. Buchanan Executive Vice President Chief Financial Officer & Treasurer

February 21, 2014

VIA EDGAR

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Holding Corporation
Form 10-K for Fiscal Year Ended April 30, 2013
Filed June 25, 2013
Form 8-K Filed June 25, 2013
Form 10-Q for Fiscal Quarter Ended October 31, 2013
Filed December 10, 2013
Filed No. 1-31552

Dear Ms. Rocha,

The following is in response to your letter dated January 16, 2014 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended April 30, 2013

19. Commitments and Contingencies, page F-34

Litigation, page F-34

1.	Comment: We note your response to comment 4 in our letter dated January 16, 2014. It remains unclear whether management believes there are claims where it is reasonably possible a material loss in excess of accrual has been incurred. You state that you are unable to estimate the range of reasonably possible losses but it is unclear if you have provided disclosure of the nature of the claims that you are unable to estimate the range of reasonably possible losses in excess of accrual. Please advise and revise your draft disclosures accordingly.

Company Response: This will confirm that, should we determine that a loss (or an additional loss in excess of our accrual) was at least reasonably possible and material, we would then disclose an estimate of the possible loss or range of loss, if such estimate could be made or disclose that an estimate could not be made.

Item 4. Controls and Procedures, page 26

2.	Comment: We note the disclosure you intend to include in your next Form 10-Q regarding the implementation of the new ERP system and the impact on your internal control over financial reporting. Please revise your draft disclosure to clearly state, if correct, that there were changes in your internal control over financial reporting that occurred during the second quarter of fiscal year 2014 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

Company Response: As requested, in order to be clearer regarding the change in internal controls over financial reporting, we have modified our proposed Controls and Procedures disclosure for our next quarter ended, January 31, 2014 as follows:

“Except for the implementation of an ERP system, there was no change in our internal control over financial reporting that occurred during our second quarter of fiscal year 2014 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. During the second quarter of fiscal year 2014, our new ERP system replaced our legacy system in which a significant portion of our business transactions originate, are processed and recorded. Our new ERP system is intended to provide us with enhanced transactional processing and management tools compared to our legacy system and is intended to enhance internal controls over financial reporting. We believe our new ERP system will facilitate better transactional reporting and oversight, enhance our internal control over financial reporting, and function as an important component of our disclosure controls and procedures. There was no change in our internal control over financial reporting during the period covered by this Quarterly Report on Form 10-Q that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.”

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan

Executive Vice President, Chief Financial Officer, and

Treasurer